25002198

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

SEC Mail Processing
FEB 2 7 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aquilo Partners, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 California St., Suite 500
(No. and Street)

San Francisco	CA	94108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Rumsey	415-677-0309	jrumsey@aquilopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Rumsey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aquilo Partners, L.P., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATALINA PONITINI
Notary Public - California
San Francisco County
Commission # 2507108
My Comm. Expires Dec 16, 2028

Signature: ______________________

Title:
Managing Director

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2024

PUBLIC DOCUMENT

Aquilo Partners, L.P.

December 31, 2024

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
Aquilo Partners, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. (the "Partnership") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Aquilo Partners, L.P.'s auditor since 2009.
Walnut Creek, California
February 23, 2025

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 3,038,016
Accounts receivable, net	105,826
Investments in securities, at fair value	721,842
Notes and accrued interest receivable – related parties	468,376
Prepaid expenses and other assets	200,799
Right of use asset – operating lease	450,596
Property and equipment, net of $69,514 accumulated depreciation	9,128
Total Assets	$ 4,994,583
Liabilities and Partners' Capital	
Liabilities	
Accounts payable	$ 92,338
Accrued compensation	298,627
Lease liability – operating lease	491,871
Due to partners	44,252
Total Liabilities	927,088
Partners' Capital	4,067,495
Total Liabilities and Partners' Capital	$ 4,994,583

See accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statement

December 31, 2024

1. Organization

Aquilo Partners, L.P. (the "Partnership") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Partnership. The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Partnership considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2024.

Accounts Receivable
Accounts receivable represents amount that have been earned and billed to clients in accordance with the terms of the Partnership's engagement letters with respective clients and that have not yet been collected. In general, accounts receivable balances consist of advisory fees, transaction fees and reimbursement expense receivables. Management believes advisory and transaction fees are fully collectible. Reimbursement expense receivables are billed to clients periodically.

Allowance for Credit Losses
The Partnership's allowance for credit losses is included in "Accounts receivable, net" on the accompanying Statement of Financial Condition as of December 31, 2024. The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Financial Accounting Standards Board ("FASB") ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financials as of the reporting date based on relevant information about past events, current economic conditions, and reasonable and supportable forecasts. We use a method to estimate the allowance for credit losses that considered both the aging and the projected loss rate of our accounts receivables. As of December 31, 2024, the Partnership had an allowance for credit losses of $21,605.

Property and Equipment, Net
Property and equipment are carried at cost net of accumulated depreciation. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

2. Significant Accounting Policies (continued)

Leases

Management determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset ("ROU") and lease liability on the accompanying statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Partnership has leases that are month to month which are considered short-term and not included in ROU asset and lease liability. Lease agreements may have non-lease components which the Partnership presents as a single lease component.

Income Taxes

The Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Partnership is no longer subject to examination by taxing authorities for tax years before 2020.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines Partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The Partnership will pay the tax, interest and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Partnership's financial statements for the year ended December 31, 2024.

Segment Reporting

On January 1, 2024, the Partnership adopted ASU 2023-07 – Segment Reporting. The partners are the Partnership's Chief Operating Decision Makers, collectively referred to as management. Management has determined that the Partnership is engaged in a single line of business which is comprised of investment banking services. The Partnership's operations constitute a single operating segment and therefore a single reportable segment because the management manages the business activities using information of the Partnership as a whole. The key metrics used by management to assess the performance of the Partnership include revenue, expenses, net income and cash flow from operations. Additionally, management uses excess net capital to make decisions as to whether to make distributions to the partners such that the Partnership always has sufficient excess net capital. The accounting policies used to determine the key metrics for the segment are the same as those described in the significant accounting policies footnote.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Partnership to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined). At December 31, 2024, the Partnership's net capital was $2,506,873 which exceeded the requirement by $2,475,107.

4. Risk Concentrations

The Partnership maintains its cash in bank accounts which may, at times, exceed the federally-insured limits.

The Partnership concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. The Partnership's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan

The Partnership has a 401(k) profit sharing plan (the "Plan") covering substantially all employees. Contributions under the Plan are made in such amounts as may be determined by the management in conformity with provisions of the Employee Retirement Income Security Act of 1974. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit. At December 31, 2024, the Partnership accrued contributions of $101,475 in accrued compensation in the accompanying Statement of Financial Position.

6. Related Party Transactions

The Partnership has issued notes receivable to various related parties that have various interest rates. The notes will be repaid in installments over time. The Partnership has issued notes receivable to various partners for capital contributions. These amounts have been presented net with the partner's capital account.

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

7. Fair Value Measurements (continued)

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Partnership estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ -	$ -	$ 721,841	$ 721,841
Warrants	-	-	-	-
Total assets at fair value	$ -	$ -	$ 721,841	$ 721,841

Quantitative information about the Partnership's Level 3 fair value measurements of its investments as of December 31, 2024 is provided below. In addition to the techniques and inputs noted in the table below, according to the Partnership's valuation policy the Partnership may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Partnership's fair value measurements.

Assets	Fair Value as of December 31, 2024	Valuation Technique	Inputs
Common and preferred stock	$ 721,841	Market approach	Stock price, Most recent financing transaction
Warrants	$ 0	Market approach (Black-Scholes)	Stock price, Volatility, Liquidity discount

8. Revenue from Contracts with Customers

Contract Balances

Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue until such time when the performance obligation is met. Deferred revenue primarily relates to Strategic Advisory Fees received. Deferred revenue from contracts with customers totaled $0 and $60,000 as of December 31, 2024 and January 1, 2024 respectively.

Alternatively, the Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables (net of allowance) of $105,826 and $197,066 as of December 31, 2024 and January 1, 2024 respectively.

9. Commitments and Contingencies

Leases

In July 2018, the Partnership entered into an operating lease and related subleases for its office space. The lease commencement date was November 1, 2018 and the term is eighty months. The Partnership has an option to extend for another five years. The extended period was not included in the ROU asset and liability. The base rent includes annual rent increases. The Partnership has entered into several subleases. The ROU asset and lease liability was recorded using a discount rate of 10%. The discount rate was determined by management of the Partnership based on its view of its associated cost of capital. For the year ended December 31, 2024, the Partnership had an ROU asset of $450,596 and a lease liability of $491,871.

Contingencies

From time to time, the Partnership may be involved in litigation related to claims that arise in the ordinary course of its business activities. As of December 31, 2024, the Partnership does not believe that there is any litigation or asserted or unasserted claim pending that could, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

10. Subsequent Events

The Partnership has evaluated subsequent events through February 23, 2025, the date which the financial statement was issued.